CALCULATION OF REGISTRATION FEE

Title of Each Class of	Amount to be	Maximum Offering	Maximum Aggregate	Amount of
Securities to be Registered	Registered	Price Per Share(1)	Offering Price(1)	Registration Fee(2)

Series A Common Stock, par value $.0001 per share	22,106,597	$35.065	$775,167,823.81	$23,797.65

(1)	Estimate pursuant to Rule 457(c) under the Securities Act of 1933, as amended, the offering price and registration fee are based on the average of the high and low prices for the Series A Common Stock on May 9, 2007, as reported on the New York Stock Exchange.

(2)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.

Filed pursuant to Rule 424(b)(3)
(File No. 333-133934)

PROSPECTUS SUPPLEMENT (to Prospectus dated May 9, 2006)
22,106,597 Shares
Celanese Corporation
SERIES A COMMON STOCK

        The selling stockholders identified in this prospectus supplement are offering 22,106,597 shares of Series A common stock of Celanese Corporation in an underwritten offering. The selling stockholders will receive all of the net proceeds from this offering. You should carefully read this prospectus supplement and the accompanying prospectus, together with the documents we incorporate by reference, before you invest in our Series A common stock.

      The Series A common stock is listed on the New York Stock Exchange under the symbol “CE”. The last reported sale price of Celanese Corporation’s Series A common stock on the New York Stock Exchange on May 14, 2007 was $36.36 per share.

       Investing in our Series A common stock involves risks. See “Risk Factors” described on page S-7 of this prospectus supplement and those contained in our incorporated documents to read about factors you should consider before buying shares of the Series A common stock.
       The underwriter will purchase the Series A common stock from the selling stockholders at a price of $35.50 per share, resulting in $784,784,193.50 aggregate proceeds to the selling stockholders.
      The underwriter may offer the Series A common stock from time to time in one or more transactions in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices. The underwriter may receive a commission from certain investors equivalent to five cents per share. See “Underwriter”.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.
      The underwriter expects to deliver the shares to purchasers on May 18, 2007.

MORGAN STANLEY
May 15, 2007

Prospectus Supplement
Prospectus
ABOUT THIS PROSPECTUS SUPPLEMENT
      This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the offering of common stock and also adds to and updates information contained in the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.
      Terms capitalized but not defined in this prospectus supplement shall have the meaning ascribed to them in the accompanying prospectus.
      You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. None of us, our subsidiaries or the selling stockholders have authorized anyone to provide you with information different from that contained in this prospectus supplement and the accompanying prospectus. The prospectus supplement and the accompanying prospectus may be used only for the purposes for which it has been published, and no person has been authorized to give any information not contained in this prospectus supplement and the accompanying prospectus. If you receive any other information, you should not rely on it. The selling stockholders are not making an offer of these securities in any jurisdiction where the offer is not permitted.

i

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
      The SEC allows us to “incorporate by reference” the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus supplement. Information that we file in the future with the SEC automatically will update and supersede, as appropriate, the information contained in this prospectus supplement and in the documents previously filed with the SEC and incorporated by reference into this prospectus supplement. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 on or after the date of this prospectus supplement but before the end of the offering made under this prospectus supplement.

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, filed on February 21, 2007;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007, filed on May 9, 2007;

•	Our Current Reports on Form 8-K filed on January 8, 2007, February 9, 2007, March 5, 2007, March 27, 2007, April 3, 2007, April 5, 2007, May 1, 2007 (exhibits 23.1 and 23.2 only) and May 14, 2007; and

•	The description of our Series A common stock contained in our Form 8-A, filed on January 18, 2005.
      You can request a copy of these filings at no cost, by writing or calling us at the following address:

Celanese Corporation
1601 West LBJ Freeway
Dallas, TX 75234-6034
(972) 443-4000
      You should read the information in this prospectus supplement together with the information in the documents incorporated by reference. Nothing contained herein shall be deemed to incorporate information furnished to, but not filed with, the SEC.

PROSPECTUS SUPPLEMENT SUMMARY
      This summary highlights selected information contained elsewhere in this prospectus supplement or the accompanying prospectus, but it may not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus supplement, including the “Risk Factors” section, the accompanying prospectus, the documents incorporated by reference (including the “Risk Factors” section therein) and the other documents to which we refer for a more complete understanding of this offering. All references in this prospectus supplement to “we,” “our” and “us” refer collectively to Celanese Corporation and its consolidated subsidiaries, unless the context indicates otherwise.
Our Company
      We are an integrated global producer of value-added industrial chemicals. We are the world’s largest producer of acetyl products, including acetic acid and vinyl acetate monomer (“VAM”), polyacetal products (“POM”), as well as a leading global producer of high-performance engineered polymers used in consumer and industrial products and designed to meet highly technical customer requirements. We believe that approximately 95% of our differentiated intermediate and specialty products hold first or second market positions globally. Our operations are located in North America, Europe and Asia. In addition, we have substantial ventures primarily in Asia. We believe we are one of the lowest-cost producers of key building block chemicals in the acetyls chain, such as acetic acid and VAM, due to our economies of scale, operating efficiencies and proprietary production technologies. In addition, we have a significant portfolio of strategic investments, including a number of ventures in North America, Europe and Asia. Collectively, these strategic investments create value for the Company and contribute significantly to sales, earnings and cash flow.
      We have a large and diverse global customer base consisting principally of major companies in a broad array of industries. For the year ended December 31, 2006, approximately 33% of our net sales were to customers located in North America, approximately 42% to customers in Europe and Africa and approximately 25% to customers in Asia and the rest of the world.
Recent Developments
      Debt Refinancing. On April 2, 2007, we entered into a new senior secured credit agreement, among Celanese Holdings LLC (“Celanese Holdings”), Celanese US Holdings LLC (“Celanese US”), certain subsidiaries of Celanese US party thereto, the Lenders party thereto, Deutsche Bank AG, New York Branch, as administrative agent and as collateral agent, Merrill Lynch Capital Corporation, as syndication agent, ABN AMRO Bank N.V., Bank of America, N.A., Citibank NA, and JP Morgan Chase Bank NA, as co-documentation agents, and Deutsche Bank AG, Cayman Islands Branch, as Deposit Bank (the “New Credit Agreement”). The New Credit Agreement consists of $2,280 million of U.S. Dollar-denominated and €400 million of Euro-denominated new term loans due 2014, a $650 million revolving credit facility terminating in 2013 and a $228 million credit-linked revolving facility terminating in 2014. In connection with the New Credit Agreement, we retired our existing $2,454 million credit facility, dated as of April 6, 2004 and amended and restated as of January 26, 2005, which consisted of approximately $1,626 million Term Loans due 2011, a $600 million Revolving Credit Facility terminating in 2009 and an approximate $228 million Credit-Linked Revolving Facility terminating in 2009.
      Tender Offers for Senior Discount Notes and Senior Subordinated Notes. On March 6, 2007, our subsidiaries Crystal US Holdings 3 L.L.C., Crystal US Sub 3 Corp. (together, “the Crystal Entities”) and Celanese US Holdings LLC (“Celanese US,” and together with the Crystal Entities, the “Issuers”) commenced cash tender offers (the “Tender Offers”) with respect to any and all of the outstanding 10% Senior Discount Notes due 2014 and 10 1/2% Senior Discount Notes due 2014 of the Crystal Entities (the “Senior Discount Notes”), and any and all of the outstanding 9 5/8% Senior Subordinated Notes due 2014 and 10 3/8% Senior Subordinated Notes due 2014 of Celanese US (the “Senior Subordinated Notes,” and together with the Senior Discount Notes, the “Notes”). In conjunction with the Tender Offers, the Issuers solicited consents to amend certain provisions of the related indentures. Upon receipt of the requisite consents required by the consent solicitations, on March 21, 2007, (i) the Crystal Entities, Celanese Corporation, as guarantor, and The Bank of New York, as Trustee, entered into a Second Supplemental Indenture with respect to the Senior Discount Notes (the “Crystal Supplemental Indenture”) and (ii) Celanese US, Celanese Holdings, as parent guarantor, the entities set forth on a schedule thereto and The Bank of New York, as Trustee, entered into a Third Supplemental Indenture with respect to the Senior Subordinated Notes (the “Celanese US Supplemental Indenture,” and together with the Crystal Supplemental Indenture, the “Supplemental Indentures”). The Supplemental Indentures became effective upon execution on March 21, 2007 and became operative when the applicable Issuer notified the tender agent for the Tender Offers that the applicable notes were accepted for purchase following the expiration of the Tender Offers on April 2, 2007. As of the expiration of the offers, (1) the Crystal Entities had received tenders of notes and deliveries of consents from holders of approximately $553 million aggregate principal amount of the Senior Discount Notes (representing 99.8% of the outstanding principal amount thereof) and (2) Celanese US had received tenders of notes and deliveries of consents from holders of approximately $793 million aggregate principal amount of U.S. Dollar-denominated Senior Subordinated Notes (representing 99.6% of the outstanding principal amount thereof) and approximately €122 million aggregate principal amount of Euro-denominated Senior Subordinated Notes (representing 93.7% of the outstanding principal amount thereof). As a result of the refinancing, the Company paid tender costs of approximately $220 million.
      Tender Offer for Common Stock. On March 6, 2007, we commenced a modified “Dutch auction” tender offer to repurchase up to 11,279,243 shares of our Series A Common Stock at a price not less than $28.00 nor greater than $30.50 per share, for a maximum aggregate purchase price of up to $344 million. Pursuant to the tender offer, we accepted for purchase approximately 2.02 million shares of our Series A Common Stock at a purchase price of $30.50 per share, for a total cost of approximately $61.7 million. In a separate transaction, we repurchased 329,011 shares of our Series A Common Stock from investment funds related to The Blackstone Group for approximately $10 million at a purchase price of $30.50 per share.
      The debt refinancing and tender offers for our senior discount notes, senior subordinated notes and common stock described above are collectively referred to in this prospectus supplement as “The Transactions.” As a result of the Transactions, the Company lowered its debt by approximately $200 million to approximately $3.3 billion on April 3, 2007. If interest rates were to increase, our debt service obligations on our variable rate indebtedness would increase even though the amount borrowed remains the same. As a result of the transactions, on April 3, 2007 we had approximately $2.3 billion, €490 million and CNY544 million (Chinese currency) of variable rate debt, of which $1.6 billion and €150 million is hedged with interest rate swaps. Approximately $715 million, €340 million and CNY544 million of our unhedged variable rate debt is subject to interest rate exposure. Accordingly, a 1% increase in interest rates would increase annual interest expense by approximately $12 million.
      Vesting of awards under deferred compensation plan. In December 2004, the Company approved, among other incentive and retention programs, a deferred compensation plan for executive officers and key employees. The programs were intended to align management performance with the creation of shareholder value. The deferred compensation plan provided an aggregate maximum amount payable of $196 million over five years ending in 2009. The initial component of the deferred compensation plan vested in 2004 and was paid in the first quarter of 2005. The remaining aggregate maximum amount payable of $142 million vests in the event of (i) the continued employment or the achievement of certain performance criteria and (ii) the disposition by three of the four Original Blackstone Shareholders of at least 90% of their equity interest in the Company with at least a 25% cash internal rate of return on their equity interest.
      On April 2, 2007, certain participants in the Company’s deferred compensation plan elected to participate in a revised program. Under the revised program, participants relinquished their cash awards of up to $30 million that would have contingently accrued from 2007-2009 under the previous plan. In lieu of these awards, the revised deferred compensation program provides for a future cash award in an amount equal to 90% of the maximum potential payout under the existing plan, plus growth pursuant to one of three participant-selected notional investment vehicles, as defined in the associated agreements. Participants must remain employed through 2010 to vest in the new award. The Company will make award payments under the revised program in the first quarter of 2011, unless participants elect to further defer the payment of their individual awards. Based on current participation in the revised program, the award, which will be expensed between April 2, 2007 and December 31, 2010, aggregates approximately $27 million plus earnings generated by the participant-selected notional investment vehicles. The Company will expense approximately $6 million in 2007 related to the revised program.
      Participants’ 2005 and 2006 contingent cash awards under the previous deferred compensation plan are not affected by the revised program.
      This offering will satisfy a vesting condition of the deferred compensation plan with respect to each participant’s 2005 and 2006 contingent cash awards and for those participants not electing to participate in the revised plan, the 2007-2009 contingent cash awards. The 2005 and 2006 cash awards of $74.3 million will be payable as soon as practicable upon completion of this offering. In addition, approximately $18 million accrued at March 31, 2007 and is payable in 2007 due to accelerated vesting of certain plan participants. The 2007-2009 awards will be expensed as earned and will be payable as soon as practicable after the year in which they are earned. The compensation expense related to the 2007 award is estimated to be $8.3 million.
      Restricted Stock Grants. Participants in the revised deferred compensation program also received an award of performance-based restricted stock units (“RSUs”). The RSUs, which were granted on April 2, 2007, generally cliff vest on December 31, 2010. The number of RSUs that ultimately vest depends on performance targets measured by comparison of the Company’s stock performance (total shareholder return) versus a defined peer group. The initial award of approximately 219,000 RSUs may increase by up to 20% based on the performance measurement. Likewise, if the performance measure falls below certain threshold amounts, the number of awards that ultimately vest may decrease to zero. Dividends on RSUs are reinvested in additional RSUs.
      In addition to the RSUs granted to participants in the revised deferred compensation program, the Company granted approximately 612,000 RSUs to certain employees on April 2, 2007. The RSUs generally vest annually in equal tranches beginning September 30, 2008 through September 30, 2011. The RSUs contain the same performance criteria as those described in the previous paragraph; however, based on performance, the number of awards that ultimately vest may increase by up to 50%. Likewise, if the performance measure falls below certain threshold amounts, the number of awards that ultimately vest may decrease to zero. The awards include a catch-up provision that provides for vesting on September 30, 2012 of previously unvested amounts, subject to certain maximums. Dividends on RSUs are reinvested in additional RSUs. Further, the Company granted approximately 26,000 RSUs to non-management members of its Board of Directors on April 26, 2007. The Director RSUs will vest on April 26, 2008. The Company estimates compensation expense associated with all RSUs of approximately $6 million in 2007.
      Sale of Oxo Products and Derivatives Businesses. On December 13, 2006, we signed a definitive agreement to sell our oxo products and derivatives businesses, a joint venture between Celanese AG and Degussa AG, to Advent International, for a purchase price of €480 million subject to certain adjustments and conditions. The sale was completed in February 2007.
      Clear Lake Outage. On May 14, 2007, the Company announced that it has temporarily ceased production of acetic acid at its Clear Lake, Texas manufacturing facility due to an unplanned outage. The Company currently expects the acetic acid unit to resume operations by the end of May 2007. The Company has informed its customers of this force majeure event and is actively working to minimize the impact of the shutdown on its customers’ operations. The Company currently does not expect the shutdown to materially affect its financial performance for the full year, but it may have a modest impact on second quarter results.

THE OFFERING

Shares of Series A common stock offered by the selling stockholders	22,106,597 shares

Selling stockholders	Funds affiliated with The Blackstone Group, L.P. See “Principal and Selling Stockholders.”

Shares of Series A common stock outstanding before and after this offering	157,635,468 shares (excluding treasury shares)

Use of proceeds	We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders identified in this prospectus supplement. The selling stockholders will receive all net proceeds from the sale of the shares of our common stock offered by this prospectus supplement.

Dividend policy	Our board of directors adopted a policy of declaring, subject to legally available funds, a quarterly cash dividend on each share of our common stock at an annual rate initially equal to approximately 1% of the $16 price per share in the initial public offering of our Series A common stock (or $0.16 per share) unless our board of directors, in its sole discretion, determines otherwise, commencing the second quarter of 2005. Pursuant to this policy, the Company has paid quarterly dividends of $0.04 per share since August 2005. However, there is no assurance that sufficient cash will be available in the future to pay such dividend. Further, such dividends payable to holders of our Series A common stock cannot be declared or paid nor can any funds be set aside for the payment thereof, unless we have paid or set aside funds for the payment of all accumulated and unpaid dividends with respect to the shares of our preferred stock, as described below.

Our board of directors may, at any time, modify or revoke our dividend policy on our Series A common stock.

We are required under the terms of our existing perpetual preferred stock to pay scheduled quarterly dividends, subject to legally available funds. See “Dividend Policy.”

New York Stock Exchange symbol	“CE”

      Unless we specifically state otherwise, all information in this prospectus supplement excludes (the information below is as of May 14, 2007):

•	12,008,145 shares of Series A common stock reserved for issuance upon restricted stock units grants and upon exercise of options that have been granted to certain of our executive officers, key employees and directors;

•	1,133,487 additional shares of Series A common stock reserved for issuance in connection with our equity incentive plans; and

•	15,000,000 shares of Series A common stock reserved for issuance upon conversion of our existing convertible perpetual preferred stock.
RISK FACTORS
      Investing in our Series A common stock involves substantial risk. You should carefully consider all the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus prior to investing in our Series A common stock. In particular, we urge you to consider carefully the factors set forth herein and in our incorporated documents under the heading “Risk Factors.”

RISK FACTORS
      An investment in our Series A common stock involves risks. You should carefully consider the risks relating to our Series A common stock below, together with the other Risk Factors and other information included in the accompanying prospectus and our incorporated documents, before investing in our Series A common stock.
Risks Related to Our Company
      The disposition by the Original Blackstone Shareholders of our Series A common stock in this offering will satisfy a vesting condition with respect to significant amounts payable under our deferred compensation plan.
      In December 2004, we approved, among other incentive and retention programs, a deferred compensation plan for executive officers and key employees. The programs were intended to align management performance with the creation of shareholder value. The deferred compensation plan provided an aggregate maximum amount payable of $196 million over five years ending in 2009. The initial component of the deferred compensation plan vested in 2004 and was paid in the first quarter of 2005. The remaining aggregate maximum amount payable of $142 million vests in the event of (i) the continued employment or the achievement of certain performance criteria and (ii) the disposition by three of the four Original Blackstone Shareholders of at least 90% of their equity interest in the Company with at least a 25% cash internal rate of return on their equity interest. This offering will satisfy a vesting condition of the deferred compensation plan with respect to each participant’s 2005 and 2006 contingent cash awards and for those participants not electing to participate in the revised plan described under “Prospectus Summary — Recent Developments”, the 2007-2009 contingent cash awards. The 2005 and 2006 cash awards of $74.3 million will be payable as soon as practicable upon completion of the offering. In addition, approximately $18 million accrued at March 31, 2007 and is payable in 2007 due to accelerated vesting of certain plan participants. The 2007-2009 awards will be expensed as earned and will be payable as soon as practicable after the year in which they are earned. The compensation expense related to the 2007 award is estimated to be $8.3 million.
Risks Related to our Series A Common Stock
      Future sales of our shares could depress the market price of our common stock.
      The market price of our Series A common stock could decline as a result of sales of a large number of shares of Series A common stock in the market after the offering or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
      In connection with this offering, we and the selling stockholders have agreed with the underwriter not to sell, dispose of or hedge any shares of our Series A common stock or securities convertible into or exchangeable for shares of our Series A common stock, other than the securities offered in this offering and subject to specified exceptions, during the 30-day period beginning from the latter of the date of this prospectus supplement, except with the prior written consent of the underwriter.
      Subject to any anti-dilution adjustments, an additional 12,000,000 shares of our Series A common stock will be issuable upon conversion of the shares of our existing 4.25% convertible perpetual preferred stock. We have reserved for issuance the maximum number of shares of our Series A common stock issuable upon conversion of our existing 4.25% convertible perpetual preferred stock. See “Description of Existing Convertible Perpetual Preferred Stock” in the accompanying prospectus.

      The terms of our outstanding indebtedness and Delaware law may restrict us from paying cash dividends on our Series A common stock.
      The terms of our senior credit facilities limit our ability to pay cash dividends on any shares of our capital stock, including our Series A common stock. In addition, the certificate of designations relating to our existing 4.25% convertible perpetual preferred stock limits our ability to pay cash dividends on shares of our capital stock that rank junior to or on parity with our classes of preferred stock in certain circumstances. See “Description of Mandatory Convertible Preferred Stock — Voting Rights”. In the future, we may agree to further restrictions on our ability to pay dividends. To maintain our credit ratings, we may be limited in our ability to pay dividends so that we can maintain an appropriate level of debt. In addition, Delaware law provides that we may pay dividends on our Series A common stock only out of our surplus, or, if there is no surplus, the amount of our net profits for the fiscal year in which the dividend occurs and/or the preceding fiscal year. Our future dividend policy depends on earnings, financial condition, liquidity, capital requirements and other factors. There is no guarantee that we will pay dividends on shares of our Series A common stock.
      Our ability to issue additional series of shares of our preferred stock in the future could adversely affect the rights of holders of our Series A common stock.
      Our board of directors is authorized to issue additional classes or series of shares of our preferred stock without any action on the part of our stockholders. Our board of directors also has the power, without stockholder approval, to set the terms of any such classes or series of shares of our preferred stock that may be issued, including voting rights, conversion rights, dividend rights, preferences over our Series A common stock with respect to dividends or if we liquidate, dissolve or wind up our business and other terms. If we issue shares of our preferred stock in the future that have preference over our Series A common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue shares of our preferred stock with voting rights that dilute the voting power of our Series A common stock, the market price of our Series A common stock could decrease.
      The market price of our Series A common stock may be volatile, which could cause the value of our investment to decline.
      Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or potential conditions, could reduce the market price of the Series A common stock in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors, and in response, the market price of our Series A common stock could decrease significantly.
      Provisions in our second amended and restated certificate of incorporation and by-laws, as well as any shareholders’ rights plans, may discourage a takeover attempt.
      Provisions contained in our second amended and restated certificate of incorporation and by-laws could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. Provisions of our second amended and restated certificate of incorporation and by-laws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. For example, our second amended and restated certificate of incorporation authorizes our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our shareholders. Thus, our board of directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our Series A common stock. These rights may have the effect of delaying or deterring a change of control of our company. In addition, a change of control of our company may be delayed or deterred as a result of our having three classes of directors (each class elected for a three-year term) or as a result of any shareholders’ rights plan that our board of directors may adopt. In addition, we would be required to issue additional shares of our Series A common stock to holders of the preferred stock who convert following a fundamental change. See “Description of Existing Convertible Perpetual Preferred Stock” in the accompanying prospectus. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our Series A common stock. See “Description of Capital Stock” in the accompanying prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference contain certain forward-looking statements and information relating to us that are based on the beliefs of our management as well as assumptions made by, and information currently available to, us. These statements include, but are not limited to, statements about our strategies, plans, objectives, expectations, intentions, expenditures, and assumptions and other statements contained in this prospectus supplement that are not historical facts. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and “project” and similar expressions, as they relate to us are intended to identify forward-looking statements. These statements reflect our current views with respect to future events, are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Further, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate.
      As used in this prospectus supplement, the term “Domination Agreement” refers to the domination and profit and loss transfer agreement between CAG and our subsidiary, Celanese Europe Holding GmbH & Co. KG, formerly known as BCP Crystal Acquisition GmbH & Co. KG, a German limited partnership (Kommanditgesellschaft, KG) (the “Purchaser”), pursuant to which the Purchaser became obligated on October 1, 2004 to offer to acquire all outstanding ordinary shares of CAG from the minority shareholders of CAG in return for payment of fair cash compensation in accordance with German law. Celanese AG is incorporated as a stock corporation (Aktiengesellschaft, AG) organized under the laws of the Federal Republic of Germany. As used in this prospectus supplement, the term “CAG” refers to (i) prior to the organizational restructuring of Celanese and certain of its subsidiaries in October 2004 (the “Restructuring”), Celanese AG and Celanese Americas Corporation, their consolidated subsidiaries, their non-consolidated subsidiaries, ventures and other investments, and (ii) following the Restructuring, Celanese AG, its consolidated subsidiaries, its non-consolidated subsidiaries, ventures and other investments, except that with respect to shareholder and similar matters where the context indicates, “CAG” refers to Celanese AG.
      As used in this prospectus supplement, the term “Sponsor” refers to The Blackstone Group. The term “Original Blackstone Shareholders” refers to Blackstone Capital Partners (Cayman) Ltd. 1, Blackstone Capital Partners (Cayman) Ltd. 2 and Blackstone Capital Partners (Cayman) Ltd. 3, and “Original Shareholders” refers to the Original Blackstone Shareholders and BA Capital Investors Sidecar Fund, L.P.
      As used in this document, the term “second amended and restated certificate of incorporation” refers to our Second Amended and Restated Certificate of Incorporation. As used in this prospectus supplement, the term “by-laws” refers to our Amended and Restated By-laws.
      Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include, among other things:

•	changes in general economic, business, political and regulatory conditions in the countries or regions in which we operate;

•	the length and depth of product and industry business cycles particularly in the automotive, electrical, electronics and construction industries;

•	changes in the price and availability of raw materials, particularly changes in the demand for, supply of, and market prices of fuel oil, natural gas, coal, electricity and petrochemicals such as ethylene, propylene and butane, including changes in production quotas in OPEC countries and the deregulation of the natural gas transmission industry in Europe;

•	the ability to pass increases in raw material prices on to customers or otherwise improve margins through price increases;

•	the ability to maintain plant utilization rates and to implement planned capacity additions and expansions;

•	the ability to reduce production costs and improve productivity by implementing technological improvements to existing plants;

•	increased price competition and the introduction of competing products by other companies;

•	changes in the degree of patent and other legal protection afforded to our products;

•	compliance costs and potential disruption or interruption of production due to accidents or other unforeseen events or delays in construction of facilities;

•	potential liability for remedial actions under existing or future environmental regulations;

•	potential liability resulting from pending or future litigation, or from changes in the laws, regulations or policies of governments or other governmental activities in the countries in which we operate;

•	changes in currency exchange rates and interest rates;

•	inability to successfully integrate current and future acquisitions;

•	pending or future challenges to the Domination Agreement; and

•	various other factors, both referenced and not referenced in this prospectus supplement.
      Many of these factors are macroeconomic in nature and are, therefore, beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from those described in this prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference as anticipated, believed, estimated, expected, intended, planned or projected. We neither intend nor assume any obligation to update these forward-looking statements, which speak only as of their dates.

USE OF PROCEEDS
      The selling stockholders will receive all proceeds from the sale of the shares of our Series A common stock in this offering. We will not receive any of the proceeds from the sale of shares of our Series A common stock by the selling stockholders. We will pay all expenses (other than transfer taxes) of the selling stockholders in connection with this offering.
PRICE RANGE OF COMMON STOCK
      Our Series A common stock has traded on the New York Stock Exchange under the symbol “CE” since January 21, 2005. The following table sets forth the high and low intraday sales prices per share of our common stock, as reported by the New York Stock Exchange, for the periods indicated.

	Price Range

	High	Low

2005

Quarter ended March 31, 2005	$18.65	$15.10
Quarter ended June 30, 2005	$18.16	$13.54
Quarter ended September 30, 2005	$20.06	$15.88
Quarter ended December 31, 2005	$19.76	$15.58
2006

Quarter ended March 31, 2006	$22.00	$18.90
Quarter ended June 30, 2006	$22.75	$18.50
Quarter ended September 30, 2006	$20.70	$16.80
Quarter ended December 31, 2006	$26.33	$17.95
2007

Quarter ended March 31, 2007	$31.29	$24.50
Quarter ending June 30, 2007 (through May 14, 2007)	$36.87	$30.59
      The closing sale price of our Series A common stock, as reported by the New York Stock Exchange, on May 14, 2007 was $36.36. As of May 1, 2007, there were 91 holders of record of our Series A common stock.
DIVIDEND POLICY
      In July 2005, our board of directors adopted a policy of declaring, subject to legally available funds, a quarterly cash dividend on each share of our Series A common stock at an annual rate initially equal to approximately 1% of the $16 price per share in the initial public offering of our Series A common stock (or $0.16 per share) unless our board of directors, in its sole discretion, determines otherwise, commencing the second quarter of 2005. Pursuant to this policy, the Company has paid quarterly dividends of $0.04 per share since August 2005. Based on the number of outstanding shares of our Series A common stock, the anticipated annual cash dividend is approximately $25 million. However, there is no assurance that sufficient cash will be available in the future to pay such dividend. Further, such dividends payable to holders of our Series A common stock dividend cannot be declared or paid nor can any funds be set aside for the payment thereof, unless we have paid or set aside funds for the payment of all accumulated and unpaid dividends with respect to the shares of our preferred stock, as described below.
      Our board of directors may, at any time, modify or revoke our dividend policy on our Series A common stock.
      We are required under the terms of our preferred stock to pay scheduled quarterly dividends, subject to legally available funds. For so long as the preferred stock remains outstanding, (1) we will not declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any junior stock or parity stock and (2) neither we, nor any of our subsidiaries, will, subject to certain exceptions, redeem, purchase or otherwise acquire for consideration junior stock or parity stock through a sinking fund or otherwise, in each case unless we have paid or set apart funds for the payment of all accumulated and unpaid dividends with respect to the shares of preferred stock and any parity stock for all preceding dividend periods. Pursuant to this policy, the Company has paid the quarterly dividends of $0.265625 on its existing 4.25% convertible perpetual preferred stock since August 2005. The anticipated annual cash dividend is approximately $10 million.
      The amounts available to us to pay cash dividends is restricted by our subsidiaries’ debt agreements. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant.
      Under Delaware law, our board of directors may declare dividends only to the extent of our “surplus” (which is defined as total assets at fair market value minus total liabilities, minus statutory capital), or if there is no surplus, out of our net profits for the then current and/or immediately preceding fiscal years. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value. The value of our capital may be adjusted from time to time by our board of directors but in no event will be less than the aggregate par value of our issued stock. Our board of directors may base this determination on our financial statements, a fair valuation of our assets or another reasonable method. Our board of directors will seek to assure itself that the statutory requirements will be met before actually declaring dividends. In future periods, our board of directors may seek opinions from outside valuation firms to the effect that our solvency or assets are sufficient to allow payment of dividends, and such opinions may not be forthcoming. If we sought and were not able to obtain such an opinion, we likely would not be able to pay dividends. In addition, pursuant to the terms of our preferred stock, we are prohibited from paying a dividend on our Series A common stock unless all payments due and payable under the preferred stock have been made.

PRINCIPAL AND SELLING STOCKHOLDERS
      The following table sets forth information with respect to the number of shares to be sold in this offering and the beneficial ownership of common stock of Celanese Corporation on an actual basis and after giving effect to this offering, by (i) each person known to own beneficially more than 5% of the common stock of Celanese Corporation, (ii) each of the directors of Celanese Corporation, (iii) each of the named executive officers of Celanese Corporation, (iv) all directors and executive officers as a group, and (v) each selling stockholder.
      Each selling stockholder purchased shares of our Series A Common Stock in the ordinary course of business and, at the time of such purchase, had no agreements or understandings, directly or indirectly, with any person to distribute such securities.
      The number of shares outstanding and the percentages of beneficial ownership are based on 157,635,468 shares of common stock of Celanese Corporation issued and outstanding as of May 14, 2007 (excluding treasury shares).

	Amount and Nature of Beneficial Ownership of Common Stock(1)

		Rights to
		Acquire	Total	Percentage of			Percentage of
	Common	Shares of	Common	Common	Shares of	Common	Common
	Stock	Common	Stock	Stock	Common	Stock	Stock
	Beneficially	Stock	Beneficially	Beneficially	Stock	Beneficially	Beneficially
	Owned	Prior to	Owned	Owned	to be Sold	Owned	Owned
Name of	Prior to	this	Prior to	Prior to	in this	After	After this
Beneficial Owner	this Offering	Offering	this Offering	this Offering	Offering	this Offering	Offering

Blackstone Capital Partners (Cayman) Ltd. 1(3)	13,647,620	—	13,647,620	8.54%	13,647,620	—	—
Blackstone Capital Partners (Cayman) Ltd. 2(3)	946,501	—	946,501	0.59%	946,501	—	—
Blackstone Capital Partners (Cayman) Ltd. 3(3)	7,420,144	—	7,420,144	4.64%	7,420,144	—	—
Blackstone Management Partners IV L.L.C.	92,332	—	92,332	0.06%	92,332	—	—
Stephen A. Schwarzman(3)	22,106,597	—	22,106,597	13.83%	—	—	—
Peter G. Peterson(3)	22,106,597	—	22,106,597	13.83%	—	—	—
FMR Corp.(4)	24,419,113	—	24,419,113	15.49%	—	24,419,113	15.49%
KeyCorp(5)	8,098,273	—	8,098,273	5.14%	—	8,098,273	5.14%
David N. Weidman(6)	619,564	2,109,880	2,729,445	1.72%	—	2,729,445	1.73%
John J. Gallagher III(6)	37,000	313,900	350,900	(2)	—	350,900	(2)
Lyndon E. Cole(6)	242,222	824,839	1,067,061	(2)	—	1,067,061	(2)
Curtis S. Shaw(6)	27,100	260,000	287,100	(2)	—	287,100	(2)
James E. Barlett(6)	8,598	18,467	27,065	(2)	—	27,065	(2)
Chinh E. Chu(7)	—	—	—	(2)	—	—	—
David. F. Hoffmeister(6)	—	6,250	6,250	(2)	—	6,250	(2)
Martin G. McGuinn(6)	15,000	—	15,000	(2)	—	15,000	(2)
Anjan Mukherjee(7)	—	—	—	(2)	—	—	—
Paul H. O’Neill(6)	3,598	18,467	22,065	(2)	—	22,065	(2)
James A. Quella(7)	—	—	—	(2)	—	—	(2)
Mark C. Rohr(6)	1,000	—	1,000	(2)		1,000	(2)
Daniel S. Sanders(6)	13,598	18,467	32,065	(2)	—	32,065	(2)
John K. Wulff(6)	—	—	—	(2)	—	—	(2)
All directors and executive officers as a group (22 persons)(8)	1,290,392	4,620,726	5,911,119	3.75%	—	5,911,119	3.75%

(1)	Following the payment of a special dividend to holders of Celanese Corporation’s Series B common stock in April 2005, all outstanding shares of Series B common stock automatically converted into shares of Celanese Corporation’s Series A common stock pursuant to our second amended and restated certificate of incorporation. As a result, Celanese Corporation currently has no Series B common stock outstanding. In addition, Celanese Corporation has 9,600,000 shares of issued and outstanding 4.25% convertible perpetual preferred stock which are convertible into shares of Series A common stock at any time at a conversion rate of 1.25 shares of Series A common stock for each share of preferred stock, subject to adjustments. The rights to acquire shares of common stock relate to the rights to acquire within 60 days of May 14, 2007, the identified number of shares of common stock underlying the vested stock options held by directors, executive officers and Blackstone Management Partners IV, LLC.

(2)	Less than 1 percent of shares of common stock outstanding (excluding, in the case of all directors and executive officers individually and as a group, shares beneficially owned by the affiliates of The Blackstone Group).

(3)	Blackstone Capital Partners (Cayman) Ltd. 1 (“Cayman 1”), Blackstone Capital Partners (Cayman) Ltd. 2 (“Cayman 2”), and Blackstone Capital Partners (Cayman) Ltd. 3 (“Cayman 3” and collectively with Cayman 1 and Cayman 2, the “Cayman Entities”) are affiliates of the Blackstone Group. The Cayman Entities and Blackstone Management Partners IV L.L.C. are the only selling stockholders in this offering. Blackstone Capital Partners (Cayman) IV L.P. (“BCP IV”) owns 100% of Cayman 1. Blackstone Family Investment Partnership (Cayman) IV-A L.P. (“BFIP”) and Blackstone Capital Partners (Cayman) IV-A L.P. (“BCP IV-A”) collectively own 100% of Cayman 2. Blackstone Chemical Coinvest Partners (Cayman) L.P. (“BCCP” and, collectively with BCP IV, BFIP and BCP IV-A, the “Blackstone Funds”) owns 100% of Cayman 3. Blackstone Management Associates (Cayman) IV L.P. (“BMA”) is the general partner of each of the Blackstone Funds. Blackstone LR Associates (Cayman) IV Ltd. (“BLRA”) is the general partner of BMA and may, therefore, be deemed to have voting and investment power over shares of common stock of Celanese Corporation. Mr. Chu, who serves as a Director of Celanese Corporation, is a non-controlling shareholder of BLRA and disclaims any beneficial ownership of shares of common stock of Celanese Corporation beneficially owned by BLRA. Messrs. Peter G. Peterson and Stephen A. Schwarzman are directors and controlling persons of BLRA and as such may be deemed to share beneficial ownership of shares of common stock of Celanese Corporation controlled by BLRA. Each of BLRA and Messrs. Peterson and Schwarzman disclaims beneficial ownership of such shares except to the extent of his indirect pecuniary interest therein. On January 25, 2005, Celanese Corporation issued to Blackstone Management Partners IV L.L.C. (“BMP”), in lieu of granting such options to Directors of Celanese Corporation who are employees of The Blackstone Group in connection with Celanese Corporation’s regular director compensation arrangements, options to acquire an aggregate of 123,110 shares of Series A common stock. In May 2007, BMP exercised options to acquire 92,332 shares of Series A common stock. The remaining options are not currently exercisable. Messrs. Peterson and Schwarzman are controlling persons of Blackstone Management Partners IV L.L.C. and accordingly may be deemed to beneficially own the shares subject to such options. The exercise price for such options is $16 per share. The address of each of the Cayman Entities, the Blackstone Funds, BMA and BLRA is c/o Walkers SPV Limited, P.O. Box 908 GT, George Town, Grand Cayman. The address of each of BMP and Messrs. Peterson and Schwarzman is c/o The Blackstone Group, 345 Park Avenue, New York, NY 10154.

(4)	On February 14, 2007, FMR Corporation reported beneficial ownership of 24,419,113 of the common shares of Celanese Corporation and the sole power to vote or to direct the vote of 875,237 shares. The address of FMR Corporation is 82 Devonshire Street, Boston, MA 02109.

(5)	On January 31, 2007, KeyCorp reported beneficial ownership of 8,098,273 of the common shares of Celanese Corporation and the sole power to vote or to direct the vote of 7,878,736 shares. The address of KeyCorp is 127 Public Square, Cleveland, OH 44144.

(6)	The address for each of Messrs. Weidman, Gallagher, Cole, Shaw, Barlett, Hoffmeister, McGuinn, O’Neill, Rohr, Sanders and Wulff is c/o Celanese Corporation, 1601 W. LBJ Freeway, Dallas, TX 75234-6034.

(7)	Mr. Chu is a Senior Managing Director, Mr. Quella is a Senior Managing Director and a Senior Operating Partner and Mr. Mukherjee is a Principal of The Blackstone Group. Messrs. Chu, Quella and Mukherjee disclaim beneficial ownership of the shares held by affiliates of The Blackstone Group. The address for each of Messrs. Chu, Quella and Mukherjee is c/o The Blackstone Group, 345 Park Avenue, New York, NY 10154.

(8)	Includes beneficial ownership in the Celanese Americas Retirement Savings Plan Stock Fund as of May 9, 2007.

CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX
CONSEQUENCES TO NON-U.S. HOLDERS
      The following is a summary of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of our Series A common stock as of the date hereof. Except where noted, this summary deals only with Series A common stock that is held as a capital asset by a non-U.S. holder.
      A “non-U.S. holder” means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.
      This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company,” or an investor in a pass-through entity). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.
      If a partnership holds our Series A common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Series A common stock, you should consult your tax advisors.
      If you are considering the purchase of our Series A common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the Series A common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.
Dividends
      Distributions paid to a non-U.S. holder of our Series A common stock that qualify as dividends generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, where a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

      A non-U.S. holder of our Series A common stock who wishes to claim the benefit of an applicable treaty and avoid backup withholding, as discussed below, on dividends will be required to (a) complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code or (b) if our Series A common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.
      A non-U.S. holder of our Series A common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.
      If we determine, at a time reasonably close to the date of payment of a distribution on our Series A common stock, that the distribution will not qualify as a dividend because we will have insufficient current and accumulated earnings and profits, we may elect not to withhold any United States federal income tax on the distribution as permitted by Treasury regulations. If we or another withholding agent withholds tax on any such distribution that is made during a taxable year for which we have insufficient current and accumulated earnings and profits, you may be entitled to a refund of the tax withheld, which you may claim by filing a United States tax return. Because our earnings and profits will depend in significant part on our profits or losses, which we cannot accurately predict, we do not know whether we will have current earnings and profits in the current or any future year. We do not presently believe that we will have any accumulated earnings and profits for the current year.
Gain on Disposition of Series A Common Stock
      Any gain realized on the disposition of our Series A common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes.
      An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.
      We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.
Federal Estate Tax
      Series A common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding
      We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of distributions qualifying as dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.
      A non-U.S. holder will be subject to backup withholding on dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder, and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code, or such holder otherwise establishes an exemption.
      Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our Series A common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code) or such owner otherwise establishes an exemption.
      Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

UNDERWRITER
      Under the terms and subject to the conditions contained in the underwriting agreement dated the date of this prospectus supplement, among Celanese Corporation, the selling stockholders and Morgan Stanley & Co. Incorporated, which we refer to as the underwriter, the underwriter has agreed to purchase, and the selling stockholders have agreed to sell to the underwriter, severally, 22,106,597 shares of Series A common stock.
      The underwriter is offering the shares of Series A common stock subject to its acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriter to pay for and accept delivery of the Series A common stock offered by this prospectus supplement are subject to the approval of certain legal matters by its counsel and to certain other conditions. The underwriter is obligated to take and pay for all of the shares of Series A common stock offered by this prospectus supplement and the accompanying prospectus if any such shares are taken.
      The underwriter proposes to offer the shares of Series A common stock from time to time for sale in one or more transactions in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of the sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. In connection with the sale of the shares of Series A common stock offered hereby, the underwriter may be deemed to have received compensation in the form of underwriting discounts. The underwriter may effect such transactions by selling shares of the Series A common stock offered hereby to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriter and/or purchasers of shares of Series A common stock for whom they may act as agents or to whom they may sell as principal. The underwriter may receive a commission from certain investors equivalent to five cents per share.
      We and the selling stockholders have agreed that, without the prior written consent of the underwriter, we and they will not, during the period ending 30 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of our shares of Series A common stock or any securities convertible into or exercisable or exchangeable for our Series A common stock;

•	file or cause to be filed any registration statement with the SEC relating to the offering of any shares of Series A common stock or any securities convertible or exercisable or exchangeable for our Series A common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our Series A common stock;
whether any such transaction described above is to be settled by delivery of our Series A common stock or other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•	the sale of shares of our Series A common stock to the underwriter in this offering;

•	the issuance by us of shares of Series A common stock upon conversion, redemption, exchange or otherwise pursuant to the terms of our convertible perpetual preferred stock or upon the exercise of an option, or a warrant or a similar security or the conversion of a security outstanding on the date hereof and reflected in this prospectus supplement and the accompanying prospectus;

•	the grants by us of options or stock, or the issuance by us of stock, under our benefit plans (or the filing of one or more registration statements covering such issuances or grants) described in this prospectus supplement and the accompanying prospectus;

•	permitted sales and transfers by us of Series A common stock under the Celanese Americas Retirement Savings Plan;

•	distributions of shares of Series A common stock or any security convertible into Series A common stock to limited partners or stockholders of the selling stockholders, provided that the recipients of such Series A common stock agree to be bound by the restrictions described in this paragraph for the remainder of such 30-day period;

•	the issuance of Series A common stock in connection with the acquisition of, a joint venture with or a merger with, another company, and the filing of a registration statement with respect thereto, provided that, subject to certain exceptions, the recipients of such Series A common stock agree to be bound by the restrictions described in this paragraph for the remainder of such 30-day period;

•	transactions by any person other than us relating to shares of Series A common stock acquired in open market transactions after the completion of this offering; and

•	the filing of a registration statement pursuant to the registration rights of any of the selling stockholders.

      The estimated offering expenses payable by us are approximately $750,000, which includes legal, accounting and printing costs and various other fees associated with registering the Series A common stock.
      In order to facilitate the offering of the Series A common stock, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the Series A common stock. Specifically, the underwriter may sell more stock than it is obligated to purchase under the underwriting agreement, creating a naked short position. The underwriter must close out any naked short position by purchasing stock in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the Series A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the Series A common stock, the underwriter may bid for, and purchase, Series A common stock in the open market. Any of these activities may stabilize or maintain the market price of the Series A common stock above independent market levels. The underwriter is not required to engage in these activities, and may end any of these activities at any time.
      From time to time, the underwriter and its affiliates have provided, and continue to provide, investment banking and other services to us for which they receive customary fees and commissions.
      The Series A common stock is listed on the New York Stock Exchange under the symbol “CE”.
      We, the selling stockholders and the underwriter have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
      In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, the underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of shares to the public in that Member State, except that it may, with effect from and including such date, make an offer of shares to the public in that Member State:

(a) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.
      For the purposes of the above, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in that Member State.

      The underwriter has represented and agreed that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the shares in circumstances in which Section 21(1) of such Act does not apply to us and it has complied and will comply with all applicable provisions of such Act with respect to anything done by it in relation to any shares in, from or otherwise involving the United Kingdom.
      The shares have not been and will not be registered under the Securities and Exchange Law of Japan and may not be offered or sold directly or indirectly in Japan except under circumstances which result in compliance with all applicable laws, regulations and guidelines promulgated by the relevant Japanese governmental and regulatory authorities.
      The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.
      This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.
      If you purchase shares of Series A common stock offered in this prospectus supplement, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus supplement.

NOTICE TO CANADIAN RESIDENTS
Resale Restrictions
      The distribution of the shares of Series A common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of Series A common stock are made. Any resale of the Series A common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Series A common stock.
Representations of Purchasers
      By purchasing shares of Series A common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the Series A common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under “Resale Restrictions”, and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the Series A common stock to the regulatory authority that by law is entitled to collect the information.
Further details concerning the legal authority for this information is available on request.
Rights of Action – Ontario Purchasers Only
      Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus supplement and the accompanying prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the Series A common stock, for rescission against us and the selling stockholders in the event that this prospectus supplement or the accompanying prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the Series A common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the Series A common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the Series A common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the Series A common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.
Enforcement of Legal Rights
      All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.
Taxation and Eligibility for Investment
      Canadian purchasers of Series A common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Series A common stock in their particular circumstances and about the eligibility of the Series A common stock for investment by the purchaser under relevant Canadian legislation.
VALIDITY OF THE SHARES
      The validity of the shares of common stock to be sold hereunder will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York, and for the underwriter by Davis Polk & Wardwell, New York, New York. A private investment fund comprised of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related parties and others owns an interest representing less than 1% of the capital commitments of funds affiliated with The Blackstone Group.

PROSPECTUS
CELANESE CORPORATION
SERIES A COMMON STOCK
PREFERRED STOCK
DEPOSITARY SHARES

      We may offer and sell shares of our Series A common stock, preferred stock or depositary shares from time to time in amounts, at prices and on terms that will be determined at the time of any such offering. In addition, certain selling stockholders may offer and sell shares of our Series A common stock, from time to time in amounts, at prices and on terms that will be determined at the time of any such offering.
      Each time any securities are offered pursuant to this prospectus, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain more specific information about the offering, including the names of any selling stockholders, if applicable. The prospectus supplement may also add, update or change information contained in this prospectus. This prospectus may not be used to offer or sell securities without a prospectus supplement describing the method and terms of the offering.
      You should carefully read this prospectus and any accompanying prospectus supplement, together with the documents we incorporate by reference, before you invest in our securities.
      Our Series A common stock is listed on the New York Stock Exchange under the symbol “CE”.
      Investing in our securities involves risks. You should consider the risk factors described in any accompanying prospectus supplement and in the documents we incorporate by reference.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

May 9, 2006

ABOUT THIS PROSPECTUS
      This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf registration process, we and/or certain selling stockholders, if applicable, may, from time to time, offer and/or sell securities in one or more offerings or resales. Each time securities are offered, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain more specific information about the offering, including the names of any selling stockholders, if applicable. The prospectus supplement may also add, update or change information contained in this prospectus. Any statement that we make in this prospectus will be modified or superseded by any inconsistent statement made by us in a prospectus supplement. You should read both this prospectus and any accompanying prospectus supplement together with the additional information described under the heading “Incorporation of Certain Documents by Reference.”
      You should rely only on the information contained in this prospectus. Neither we nor any of our subsidiaries has authorized anyone to provide you with information different from that contained in this prospectus. The prospectus may be used only for the purposes for which it has been published and no person has been authorized to give any information not contained in this prospectus. If you receive any other information, you should not rely on it. We are not making an offer of these securities in any state where the offer is not permitted.
      You should not assume that the information in this prospectus, any accompanying prospectus supplement or any documents we incorporate by reference is accurate as of any date other than the date on the front of these documents. Our business, financial condition, results of operations and prospectus may have changed since that date.

AVAILABLE INFORMATION
      We are required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any documents filed by us at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available to the public through the SEC’s Internet site at http://www.sec.gov and through the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which our common stock is listed.
      We have filed with the SEC a registration statement on Form S-3 related to the securities covered by this prospectus. This prospectus is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of the company, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s Internet site.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
      The SEC allows us to “incorporate by reference” the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. Information that we file in the future with the SEC automatically will update and supersede, as appropriate, the information contained in this prospectus and in the documents previously filed with the SEC and incorporated by reference into this prospectus. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, on or after the date of this prospectus so long as the registration statement of which this prospectus is a part remains effective:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed on March 31, 2006;

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006, filed on May 9, 2006;

•	our Current Reports on Form 8-K, filed on January 6, 2006, March 7, 2006, March 13, 2006, April 6, 2006 and April 11, 2006; and

•	the description of our Series A common stock contained in our Form 8-A, filed on January 18, 2005.
      You can request a copy of these filings at no cost, by writing or calling us at the following address:
           Celanese Corporation
          1601 West LBJ Freeway
          Dallas, TX 75234-6034
          (972) 443-4000
      You should read the information in this prospectus together with the information in the documents incorporated by reference. Nothing contained herein shall be deemed to incorporate information furnished to, but not filed with, the SEC.

OUR COMPANY
      All references in this prospectus to “we,” “our” and “us” refer collectively to Celanese Corporation and its consolidated subsidiaries.
      We are an integrated global producer of value-added industrial chemicals and have the first or second market positions worldwide in products comprising the majority of our sales. We are the world’s largest producer of acetyl products, including acetic acid and vinyl acetate monomer (“VAM”), polyacetal products (“POM”), as well as a leading global producer of high-performance engineered polymers used in consumer and industrial products and designed to meet highly technical customer requirements. Our operations are located in North America, Europe and Asia. In addition, we have substantial ventures primarily in Asia. We believe we are one of the lowest-cost producers of key building block chemicals in the acetyls chain, such as acetic acid and VAM, due to our economies of scale, operating efficiencies and proprietary production technologies. We have a large and diverse global customer base consisting principally of major companies in a broad array of industries.
      We operate primarily through four business seqments: Chemical Products, Technical Polymers Ticona, Acetate Products and Performance Products.

Chemical Products
      Our Chemical Products segment produces and supplies acetyl products, including acetic acid, acetate esters, VAM, polyvinyl alcohol and emulsions. We are a leading global producer of acetic acid, the world’s largest producer of VAM and the largest North American producer of methanol, the major raw material used for the production of acetic acid. We are also the largest polyvinyl alcohol producer in North America. These products are generally used as building blocks for value-added products or in intermediate chemicals used in the paints, coatings, inks, adhesives, films, textiles and building products industries. Other chemicals produced in this segment are organic solvents and intermediates for pharmaceutical, agricultural and chemical products.

Technical Polymers Ticona
      Our Technical Polymers Ticona segment (“Ticona”) develops, produces and supplies a broad portfolio of high performance technical polymers for use in automotive and electronics products and in other consumer and industrial applications, often replacing metal or glass. Together with our 45%-owned venture Polyplastics Co. Ltd (“Polyplastics”), our 50%-owned venture Korea Engineering Plastics Company Ltd., or KEPCO, and Fortron Industries, our 50-50 venture with Kureha Chemicals Industry of Japan, we are a leading participant in the global technical polymers business. The primary products of Ticona are polyacetal products, or POM, and GUR, an ultra-high molecular weight polyethylene. POM is used in a broad range of products including automotive components, electronics and appliances. GUR is used in battery separators, conveyor belts, filtration equipment, coatings and medical devices.

Acetate Products
      Our Acetate Products segment primarily produces and supplies acetate tow, which is used in the production of filter products. We are one of the world’s leading producers of acetate tow including production by our ventures in China. In October 2004, we announced plans to consolidate our acetate flake and tow manufacturing by early 2007 and to exit the acetate filament business, which ceased production in April 2005. This restructuring has been implemented to increase efficiency, reduce over-capacities in certain manufacturing areas and to focus on products and markets that provide long-term value.

Performance Products
      The Performance Products segment operates under the trade name of Nutrinova and produces and sells a high intensity sweetener and food protection ingredients, such as sorbates, for the food, beverage and pharmaceuticals industries.

      Our principal executive offices are located at 1601 West LBJ Freeway, Dallas, TX 75234-6034 and our main telephone number is +1-972-443-4000.

SUMMARY
      The following summary describes the securities that may be offered pursuant to this prospectus in general terms only. You should read the summary together with the more detailed information contained in the rest of this prospectus and the applicable prospectus supplement.

Common Stock	We and/or certain selling stockholders may sell shares of our Series A common stock, par value $.0001 per share. In a prospectus supplement, we will describe the aggregate number of shares offered and the offering price or prices of the shares.

Preferred Stock	We may sell our preferred stock, par value $.01 per share, in one or more series. In a prospectus supplement, we will describe the specific designation, the aggregate number of shares offered, the dividend rate or manner of calculating the dividend rate, the dividend periods or manner of calculating the dividend periods, the stated value of the shares of the series, the voting rights of the shares of the series, whether or not and on what terms the shares of the series will be convertible or exchangeable, whether and on what terms we can redeem the shares of the series, whether we will offer depositary shares representing shares of the series and if so, the fraction or multiple of a share of preferred stock represented by each depositary share, whether we will list the preferred stock or depositary shares on a securities exchange and any other specific terms of the series of preferred stock.

Terms Specified in Prospectus Supplement	When we decide to sell particular securities, we will prepare a prospectus supplement, describing the securities offering and the specific terms of the securities. You should carefully read this prospectus and any applicable prospectus supplement. We may also prepare free writing prospectuses that describe particular securities. Any free writing prospectus should also be read in connection with this prospectus and with any other prospectus supplement referred to therein. For purposes of this prospectus, any reference to an applicable prospectus supplement may also refer to a free writing prospectus, unless the context otherwise requires.

We will offer our securities to investors on terms determined by market and other conditions. Our securities may be sold for U.S. dollars or foreign currency.

In any prospectus supplement we prepare, we will provide the name of and compensation to each dealer, underwriter or agent, if any, involved in the sale of the securities being offered and the managing underwriters for any securities sold to or through underwriters.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus and the documents incorporated herein by reference contain certain forward-looking statements and information relating to us that are based on the beliefs of our management as well as assumptions made by, and information currently available to, us. These statements include, but are not limited to, statements about our strategies, plans, objectives, expectations, intentions, expenditures, and assumptions and other statements contained in this prospectus that are not historical facts. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and “project” and similar expressions, as they relate to us are intended to identify forward-looking statements. These statements reflect our current views with respect to future events, are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Further, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate.
      As used in this prospectus, the term “Domination Agreement” refers to the domination and profit and loss transfer agreement between CAG and our subsidiary, Celanese Europe Holding GmbH & Co. KG, formerly known as BCP Crystal Acquisition GmbH & Co. KG, a German limited partnership (Kommanditgesellschaft, KG) (the “Purchaser”), pursuant to which the Purchaser became obligated on October 1, 2004 to offer to acquire all outstanding ordinary shares of CAG from the minority shareholders of CAG in return for payment of fair cash compensation in accordance with German law. Celanese AG is incorporated as a stock corporation (Aktiengesellschaft, AG) organized under the laws of the Federal Republic of Germany. As used in this prospectus, the term “CAG” refers to (i) prior to the organizational restructuring of Celanese and certain of its subsidiaries in October 2004 (the “Restructuring”), Celanese AG and Celanese Americas Corporation, their consolidated subsidiaries, their non-consolidated subsidiaries, ventures and other investments, and (ii) following the Restructuring, Celanese AG, its consolidated subsidiaries, its non-consolidated subsidiaries, ventures and other investments, except that with respect to shareholder and similar matters where the context indicates, “CAG” refers to Celanese AG.
      As used in this prospectus, the term “Sponsor” refers to The Blackstone Group. The term “Original Shareholders” refers to Blackstone Capital Partners (Cayman) Ltd. 1, Blackstone Capital Partners (Cayman) Ltd. 2, Blackstone Capital Partners (Cayman) Ltd. 3 and BA Capital Investors Sidecar Fund, L.P.
      As used in this prospectus, the term “second amended and restated certificate of incorporation” refers to our Second Amended and Restated Certificate of Incorporation. As used in this prospectus, the term “by-laws” refers to our Amended and Restated By-laws.
      Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include, among other things:

•	changes in general economic, business, political and regulatory conditions in the countries or regions in which we operate;

•	the length and depth of product and industry business cycles particularly in the automotive, electrical, electronics and construction industries;

•	changes in the price and availability of raw materials, particularly changes in the demand for, supply of, and market prices of fuel oil, natural gas, coal, electricity and petrochemicals such as ethylene, propylene and butane, including changes in production quotas in OPEC countries and the deregulation of the natural gas transmission industry in Europe;

•	the ability to pass increases in raw material prices on to customers or otherwise improve margins through price increases;

•	the ability to maintain plant utilization rates and to implement planned capacity additions and expansions;

•	the ability to reduce production costs and improve productivity by implementing technological improvements to existing plants;

•	the existence of temporary industry surplus production capacity resulting from the integration and start-up of new world-scale plants;

•	increased price competition and the introduction of competing products by other companies;

•	the ability to develop, introduce and market innovative products, product grades and applications, particularly in the Ticona and Performance Products segments of our business;

•	changes in the degree of patent and other legal protection afforded to our products;

•	compliance costs and potential disruption or interruption of production due to accidents or other unforeseen events or delays in construction of facilities;

•	potential liability for remedial actions under existing or future environmental regulations;

•	potential liability resulting from pending or future litigation, or from changes in the laws, regulations or policies of governments or other governmental activities in the countries in which we operate;

•	changes in currency exchange rates and interest rates;

•	changes in the composition or restructuring of us or our subsidiaries and the successful completion of acquisitions, divestitures and venture activities;

•	inability to successfully integrate current and future acquisitions;

•	pending or future challenges to the Domination Agreement; and

•	various other factors, both referenced and not referenced in this prospectus.
      Many of these factors are macroeconomic in nature and are, therefore, beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from those described in this prospectus and the documents incorporated herein by reference as anticipated, believed, estimated, expected, intended, planned or projected. We neither intend nor assume any obligation to update these forward-looking statements, which speak only as of their dates.

USE OF PROCEEDS
      In the case of a sale of securities by us, the use of proceeds will be specified in the applicable prospectus supplement. In the case of a sale of Series A common stock by any selling stockholders, we will not receive any of the proceeds from such sale. We will pay all expenses (other than underwriting discounts or commissions or transfer taxes) of the selling stockholders in connection with any such offering.
RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
      The following table sets forth our ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated:

	Predecessor			Successor

							Three Months
	Year Ended			Three Months	Nine Months		Ended
	December 31			Ended	Ended	Year Ended	March 31,
				March 31,	December 31,	December 31,
	2001	2002	2003	2004	2004	2005	2005	2006

Ratio of earnings to combined fixed charges and preferred stock dividends (1)	—	3.4	3.4	5.6	—	1.8	1.2	2.9

(1)	For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, earnings is the amount resulting from (1) adding (a) earnings (loss) from continuing operations before tax and minority interests, (b) income distributions from equity investments, (c) amortization of capitalized interest and (d) fixed charges equity in net earnings of affiliates and (2) subtracting equity in net earnings of affiliates. Fixed charges is the sum of (w) interest expense, (x) capitalized interest, (y) estimated interest portion of rent expense and (z) guaranteed payment to CAG minority shareholders. Preferred stock dividend is the amount of cumulative undeclared and declared preferred stock dividends. See our reports on file with the SEC pursuant to the Securities Exchange Act of 1934, as described under “Available Information,” for more information.

DESCRIPTION OF CAPITAL STOCK
      The following is a description of the material provisions of our capital stock, as well as other material terms of our second amended and restated certificate of incorporation and by-laws. We refer you to our second amended and restated certificate of incorporation and to our amended and restated by-laws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.
Authorized Capitalization
      As of April 3, 2006, our authorized capital stock consisted of (i) 500,000,000 shares of common stock, par value $.0001 per share, consisting of 400,000,000 shares of Series A common stock of which 158,562,161 shares were issued and outstanding and 100,000,000 shares of Series B common stock of which none were issued and outstanding, and (ii) 100,000,000 shares of preferred stock, par value $.01 per share, of which 9,600,000 were designated convertible perpetual preferred stock and were issued and outstanding. Following the payment of a special dividend to holders of our Series B common stock in April 2005, all of the then outstanding shares of Series B common stock automatically converted into shares of our Series A common stock pursuant to our second amended and restated certificate of incorporation.

Common Stock
      Voting Rights. Holders of common stock are entitled to one vote per share on all matters with respect to which the holders of common stock are entitled to vote. The holders of the Series A common stock and Series B common stock will vote as a single class on all matters with respect to which the holders of common stock are entitled to vote, except as otherwise required by law and except that, in addition to any other vote of stockholders required by law, the approval of the holders of a majority of the outstanding shares of Series B common stock, voting as a separate class, is also required to approve any amendment to our second amended and restated certificate of incorporation or by-laws, whether by merger, consolidation or otherwise by operation of law, which would adversely affect the rights of the Series B common stock. The holders of common stock do not have cumulative voting rights in the election of directors.
      Dividend Rights. Holders of common stock are entitled to receive dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, as described below, if any. Our senior credit facilities and indentures impose restrictions on our ability to declare dividends with respect to our common stock. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and factors that our board of directors may deem relevant.
      Liquidation Rights. Upon liquidation, dissolution or winding up, the holders of common stock will be entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock.
      Other Matters. The common stock has no preemptive rights and, if fully paid, is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to our common stock. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable, and the shares of our Series A common stock offered in this offering, upon payment and delivery in accordance with the underwriting agreement, will be fully paid and non-assessable.

Preferred Stock
      Our second amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.
      For a description of our existing convertible perpetual preferred stock, see “Description of Existing Convertible Perpetual Preferred Stock.”
Anti-Takeover Effects of Certain Provisions of Our Second Amended and Restated Certificate of Incorporation and By-laws
      Certain provisions of our second amended and restated certificate of incorporation and by-laws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.
Classified Board of Directors
      Our second amended and restated certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. The members of each class serve for a three-year term. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our second amended and restated certificate of incorporation and the by-laws provide that the number of directors will be fixed from time to time pursuant to a resolution adopted by the board of directors, but must consist of not less than seven or more than fifteen directors.
Conflicts of Interest
      Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our second amended and restated certificate of incorporation renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities. Our second amended and restated certificate of incorporation provides that none of the Original Shareholders (including the Sponsor) or their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates has any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us. In addition, in the event that any Original Shareholder (including the Sponsor) or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates and for us or our affiliates, such Original Shareholder or non-employee director will have no duty to communicate or offer such transaction or business opportunity to us and may take any such opportunity for themselves or offer it to another person or entity. Our second amended and restated certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of Celanese Corporation. No business opportunity offered to any non-employee director will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our second amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.
Removal of Directors
      Our second amended and restated certificate of incorporation and by-laws provide that (i) prior to the date on which the Sponsor and its affiliates cease to beneficially own, in aggregate, at least 50.1% in voting power of all outstanding shares entitled to vote generally in the election of directors, directors may be removed with or without cause upon the affirmative vote of holders of at least a majority of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class and (ii) on and after the date the Sponsor and its affiliates cease to beneficially own, in aggregate, at least 50.1% in voting power of all outstanding shares entitled to vote generally in the election of directors, directors may be removed only for cause and only upon the affirmative vote of holders of at least 80% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our second amended and restated certificate of incorporation also provides that any newly created directorships and any vacancies on our board of directors will be filled only by the affirmative vote of the majority of remaining directors; provided that so long as affiliates of our Sponsor own at least 25% of the total voting power of our capital stock, such positions can only be filled by our stockholders.
No Cumulative Voting
      The Delaware General Corporation Law, or the DGCL, provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our second amended and restated certificate of incorporation provides otherwise. Our second amended and restated certificate of incorporation does not expressly provide for cumulative voting.
Calling of Special Meetings of Stockholders
      Our second amended and restated certificate of incorporation provides that a special meeting of our stockholders may be called at any time only by the chairman of the board of directors, the board or a committee of the board of directors which has been granted such authority by the board.
Stockholder Action by Written Consent
      The DGCL permits stockholder action by written consent unless otherwise provided by the second amended and restated certificate of incorporation. Our second amended and restated certificate of incorporation precludes stockholder action by written consent after the date on which the Sponsor and its affiliates ceases to beneficially own, in the aggregate, at least 50.1% in voting power of all outstanding shares of our stock entitled to vote generally in the election of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations
      Our by-laws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.
      Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date on which the proxy materials for the previous year’s annual meeting were first mailed. Our by-laws also specify requirements as to the form and content of a stockholder’s notice. These provisions, which do not apply to the Sponsor and its affiliates, may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.
Supermajority Provisions
      The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote is required to amend a corporation’s certificate of incorporation or by-laws, unless the certificate of incorporation requires a greater percentage. Our second amended and restated certificate of incorporation provides that the following provisions in the second amended and restated certificate of incorporation and by-laws may be amended only by a vote of at least 80% of the voting power of all of the outstanding shares of our stock entitled to vote in the election of directors, voting together as a single class:

•	classified board (the election and term of our directors);

•	the resignation and removal of directors;

•	the provisions regarding stockholder action by written consent;

•	the ability to call a special meeting of stockholders being vested solely in our board of directors, a committee of our board of directors (if duly authorized to call special meetings), and the chairman of our board of directors;

•	filling of vacancies on our board of directors and newly created directorships;

•	the advance notice requirements for stockholder proposals and director nominations; and

•	the amendment provision requiring that the above provisions be amended only with an 80% supermajority vote.
      In addition, our second amended and restated certificate of incorporation grants our board of directors the authority to amend and repeal our by-laws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our second amended and restated certificate of incorporation.
Limitations on Liability and Indemnification of Officers and Directors
      The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our second amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability:

•	for breach of duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL (unlawful dividends or stock repurchases and redemptions); or

•	for transactions from which the director derived improper personal benefit.
      Our second amended and restated certificate of incorporation and by-laws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to advance certain expenses (including attorneys’ fees and disbursements and court costs) and carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.
      The limitation of liability and indemnification provisions in our second amended and restated certificate of incorporation and by-laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
      There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
Delaware Anti-takeover Statute
      We are a Delaware corporation and are subject to Section 203 of the DGCL. Subject to specified exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change in control attempts.
Transfer Agent and Registrar
      Computershare Trust Company, N.A. (formerly Equiserve Trust Company, N.A.) is the transfer agent and registrar for our Series A common stock.
Listing
      Our Series A common stock is listed on the New York Stock Exchange under the symbol “CE”.
Authorized but Unissued Capital Stock
      The DGCL does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as our Series A common stock is listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.
      One of the effects of the existence of unissued and unreserved common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

DESCRIPTION OF EXISTING CONVERTIBLE PERPETUAL PREFERRED STOCK
General
      The existing preferred stock is a single series of preferred stock consisting of 9,600,000 shares. The existing preferred stock ranks junior to all of our and our subsidiaries’ existing and future obligations and senior in right of payment to all of our common stock now outstanding or to be issued in the future. We are not entitled to issue any class or series of our capital stock the terms of which provide that such class or series will rank senior to the existing preferred stock without the consent of the holders of at least two-thirds of the outstanding shares of the existing preferred stock.
Dividends
      Holders of the shares of existing preferred stock are entitled to receive, when, as and if declared by our board of directors, out of funds legally available for payment, cumulative cash dividends on each outstanding share of existing preferred stock at the annual rate of 4.25% of the liquidation preference per share. Dividends are payable quarterly in arrears on February 1, May 1, August 1 and November 1 of each year, beginning on May 1, 2005. Accumulated unpaid dividends cumulate at the annual rate of 4.25% and are payable in the manner provided above.
      For so long as the existing preferred stock remains outstanding, (1) we will not declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any junior stock or parity stock except for the special Series B common stock dividends and (2) neither we, nor any of our subsidiaries, will, subject to certain exceptions, redeem, purchase or otherwise acquire for consideration junior stock or parity stock through a sinking fund or otherwise, in each case unless we have paid or set apart funds for the payment of all accumulated and unpaid dividends with respect to the shares of preferred stock and any parity stock for all preceding dividend periods.
Conversion Rights
      Holders of the existing preferred stock may, at any time, convert shares of existing preferred stock into shares of our Series A common stock at a conversion rate of 1.25 shares of Series A common stock per $25 liquidation preference of existing preferred stock, subject to certain adjustments.
      If a holder of shares of existing preferred stock exercises conversion rights, upon delivery of the shares for conversion, those shares will cease to cumulate dividends as of the end of the day immediately preceding the date of conversion. Holders of shares of existing preferred stock who convert their shares into our Series A common stock will not be entitled to, nor will the conversion rate be adjusted for, any accumulated and unpaid dividends.
      We will at all times reserve and keep available, free from preemptive rights, for issuance upon the conversion of shares of existing preferred stock a number of our authorized but unissued shares of Series A common stock that will from time to time be sufficient to permit the conversion of all outstanding shares of existing preferred stock.
Make Whole Payment Upon the Occurrence of a Fundamental Change
      If the holder of the existing preferred stock elects to convert its existing preferred stock upon the occurrence of a fundamental change (a transaction or event that involves the exchange, conversion or acquisition in connection with which 90% or more of our share of Series A common stock are exchanged for, converted into, acquired for or constitute solely the right to receive, consideration that is not at least 90% shares of common stock that is not traded on a national securities exchange or approved for quotation thereof in an interdealer quotation system of any registered United States national securities exchange) that occurs prior to February 1, 2015, in certain circumstances, the holder of the existing preferred stock will be entitled to receive, in addition to a number of shares of Series A common stock equal to the applicable conversion rate, an additional number of shares of Series A common stock. In no event will the total number of shares of Series A common stock issuable upon conversion exceed 1.5625 per $25 liquidation preference per share of preferred stock, subject to adjustments in the same manner as the conversion rate.
Adjustments to the Conversion Rate
      The conversion rate is subject to adjustment from time to time if any of the following events occur: the issuance of common stock as a dividend, a distribution of our common stock, certain subdivisions and combinations of our common stock, the issuance to holders of our common stock of certain rights or warrants to purchase common stock, certain dividends or distributions of capital stock, evidences of indebtedness, other assets or cash to holders of common stock, or under certain circumstances, a payment we make in respect of a tender offer or exchange offer for our common stock.
      We may adopt a rights agreement following consummation of this offering, pursuant to which certain rights would be issued with respect to our shares of Series A common stock. In certain circumstances, the holder of the existing preferred stock would receive, upon conversion of its existing preferred stock, in addition to the Series A common stock, the rights under any such rights agreement (if adopted) or any other rights plan then in effect.
Optional Redemption
      We may not redeem any shares of existing preferred stock before February 1, 2010. On or after February 1, 2010, we will have the option to redeem some or all the shares of existing preferred stock at a redemption price of 100% of the liquidation preference, plus an amount equal to accumulated and unpaid dividends to the redemption date, but only if the closing sale price of our Series A common stock for 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date we give the redemption notice exceeds 130% of the conversion price in effect on each such day. In addition, if on or after February 1, 2010, on any quarterly dividend payment date, the total number of shares of existing preferred stock outstanding is less than 15% of the total number of shares of the existing preferred stock outstanding at the time of this offering, we will have the option to redeem the shares of outstanding existing preferred stock, in whole but not in part, at a redemption price of 100% of the liquidation preference, plus an amount equal to accumulated and unpaid dividends to the redemption date. If full cumulative dividends on the existing preferred stock have not been paid, the existing preferred stock may not be redeemed and we may not purchase or acquire any shares of existing preferred stock otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of existing preferred stock and any parity stock.
Designated Event
      If a designated event occurs, each holder of shares of existing preferred stock will have the right to require us, subject to legally available funds, to redeem any or all of its shares at a redemption price equal to 100% of the liquidation preference, plus accumulated and unpaid dividends to, but excluding, the date of redemption. We may choose to pay the redemption price in cash, shares of Series A common stock, or a combination thereof. If we elect to pay all or a portion of the redemption price in shares of Series A common stock, the shares of Series A common stock will be valued at a discount of 2.5% below the average of the closing sale prices for the ten consecutive trading days ending on the fifth trading day prior to the redemption date. Our ability to redeem all or a portion of the existing preferred stock for cash is subject to our obligation to repay or repurchase any outstanding debt that may be required to be repaid or repurchased in connection with a designated event and to any contractual restrictions contained in the terms of any indebtedness that we have at that time. If, following a designated event, we are prohibited from paying the redemption price of the existing preferred stock in cash under the terms of our debt instruments, but are not prohibited under applicable law from paying such redemption price in our shares of Series A common stock, we will pay the redemption price of the existing preferred stock in our shares of Series A common stock. However, in no event will we be required to deliver more than 240,000,000 shares of Series A common stock in satisfaction of the redemption price (subject to adjustment).

Voting Rights
      Unless otherwise determined by our board of directors, holders of shares of existing preferred stock will not have any voting rights except as described below, as provided in our second amended and restated certificate of incorporation or as otherwise required from time to time by law. Whenever (1) dividends on any shares of the existing preferred stock or any other class or series of stock ranking on a parity with the existing preferred stock with respect to the payment of dividends shall be in arrears for dividend periods, whether or not consecutive, containing in the aggregate a number of days equivalent to six calendar quarters or (2) we fail to pay the redemption price on the date shares of existing preferred stock are called for redemption (whether the redemption is pursuant to the optional redemption provisions or the redemption is in connection with a designated event) then, immediately prior to the next annual meeting of shareholders, the total number of directors constituting the entire board will automatically be increased by two and in each case, the holders of shares of existing preferred stock (voting separately as a class with all other series of other preferred stock on parity with the preferred stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of such directors at the next annual meeting of stockholders and each subsequent meeting until the redemption price or all dividends accumulated on the preferred stock have been fully paid or set aside for payment. Directors elected by the holders of the existing preferred stock shall not be divided into the classes of the board of directors and the term of office of all directors elected by the holders of existing preferred stock will terminate immediately upon the termination of the right of the holders of existing preferred stock to vote for directors and upon such termination the total number of directors constituting the entire board will automatically be reduced by two. Each holder of shares of the existing preferred stock will have one vote for each share of existing preferred stock held.
      So long as any shares of the existing preferred stock remain outstanding, we will not, without the consent of the holders of at least two-thirds of the shares of existing preferred stock outstanding at the time, voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable issue or increase the authorized amount of any class or series of stock ranking senior to the outstanding preferred stock as to dividends or upon liquidation. In addition, we will not amend, alter or repeal provisions of our second amended and restated certificate of incorporation or of the resolutions contained in the certificate of designations, whether by merger, consolidation or otherwise, so as to amend, alter or adversely affect any power, preference or special right of the outstanding preferred stock or the holders thereof without the affirmative vote of not less than two-thirds of the issued and outstanding preferred stock; provided, however, that any increase in the amount of the authorized Series A common stock or authorized preferred stock or the creation and issuance of other series of Series A common stock or preferred stock ranking on a parity with or junior to the existing preferred stock as to dividends and upon liquidation will not be deemed to adversely affect such powers, preference or special rights.
Liquidation Preference
      In the event of our liquidation, dissolution or winding up, the holders of existing preferred stock will be entitled to receive out of our assets available for distribution of an amount equal to the liquidation preference per share of existing preferred stock held by that holder, plus an amount equal to all accumulated and unpaid dividends on those shares to the date of that liquidation, dissolution, or winding up, before any distribution is made on any junior stock, including our Series A common stock, but after any distributions on any of our indebtedness.
Listing
      Our existing 4.25% convertible perpetual preferred stock is listed on the New York Stock Exchange under the symbol “CE Pr”.

DESCRIPTION OF OFFERED PREFERRED STOCK
General
      The following description sets forth some general terms and provisions of the preferred stock we may offer pursuant to this prospectus. The number of shares and all of the relative rights, preferences and limitations of the respective series of offered preferred stock that the board of directors or the committee establishes will be described in the applicable prospectus supplement. The terms of particular series of offered preferred stock may differ, among other things, in:

•	designation;

•	number of shares that constitute the series;

•	dividend rate, or the method of calculating the dividend rate;

•	dividend periods, or the method of calculating the dividend periods;

•	redemption provisions, including whether or not, on what terms and at what prices the shares will be subject to redemption at our option;

•	voting rights;

•	preferences and rights upon liquidation or winding up;

•	whether or not and on what terms the shares will be convertible into or exchangeable for shares of any other class, series or security of ours or any other corporation or any other property;

•	for preferred stock convertible into common stock, the number of shares of common stock to be reserved in connection with, and issued upon conversion of, the preferred stock;

•	whether depositary shares representing the offered preferred stock will be offered and, if so, the fraction or multiple of a share that each depositary share will represent; and

•	the other rights and privileges and any qualifications, limitations or restrictions of those rights or privileges.
      The preferred stock, when issued, will be fully paid and non-assessable. Unless the applicable prospectus supplement provides otherwise, the preferred stock will have no preemptive rights to subscribe for any additional securities which may be issued by us in the future. The transfer agent and registrar for the preferred stock and any depositary shares will be specified in the applicable prospectus supplement.
      We may elect to offer depositary shares represented by depositary receipts. If we so elect, each depositary share will represent a fractional interest in a share of preferred stock with the amount of the fractional interest to be specified in the applicable prospectus supplement. If we issue depositary shares representing interests in shares of preferred stock, those shares of preferred stock will be deposited with a depositary.
      The shares of any series of preferred stock underlying the depositary shares will be deposited under a separate deposit agreement between us and a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million. The applicable prospectus supplement will set forth the name and address of the depositary. Subject to the terms of the deposit agreement, each owner of a depositary share will have a fractional interest in all the rights and preferences of the preferred stock underlying the depositary share. Those rights include any dividend, voting, redemption, conversion and liquidation rights.
      The depositary shares will be evidenced by depositary receipts issued under the deposit agreement. If you purchase fractional interests in shares of the related series of preferred stock, you will receive depositary receipts as described in the applicable prospectus supplement. While the final depositary receipts are being prepared, we may order the depositary to issue temporary depositary receipts substantially identical to the final depositary receipts although not in final form. The holders of the temporary depositary receipts will be entitled to the same rights as if they held the depositary receipts in final form. Holders of the temporary depositary receipts can exchange them for the final depositary receipts at our expense.

PLAN OF DISTRIBUTION
      We and/or the selling stockholders, if applicable, may sell the securities in any of three ways (or in any combination):

•	through underwriters or dealers;

•	directly to a limited number of purchasers or to a single purchaser; or

•	through agents.
      The prospectus supplement will set forth the terms of the offering of such securities, including

•	the name or names of any underwriters, dealers or agents and the amounts of securities underwritten or purchased by each of them, and

•	the public offering price of the securities and the proceeds to us and/or the selling stockholders, if applicable, and any discounts, commissions or concessions allowed or reallowed or paid to dealers.
      Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.
      We and/or the selling stockholders, if applicable, may effect the distribution of the securities from time to time in one or more transactions either:

•	at a fixed price or at prices that may be changed;

•	at market prices prevailing at the time of sale;

•	at prices relating to such prevailing market prices; or

•	at negotiated prices.
      If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if they purchase any of the securities (other than any securities purchased upon exercise of any over-allotment option).
      We and/or the selling stockholders, if applicable, may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions paid to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.
      Any underwriters, broker-dealers and agents that participate in the distribution of the securities may be deemed to be “underwriters” as defined in the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits they receive on resale of the securities, may be deemed to be underwriting discounts and commissions under the Securities Act. We will identify any underwriters or agents and describe their compensation in a prospectus supplement. Maximum compensation to any underwriters, dealers or agents will not exceed 8% of the maximum aggregate offering proceeds.
      Underwriters or agents may purchase and sell the securities in the open market. These transactions may include over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the securities and are permitted so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. The underwriters or agents also may impose a penalty bid, which permits them to reclaim selling concessions allowed to syndicate members or certain dealers if they repurchase the securities in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market. These activities, if begun, may be discontinued at any time. These transactions may be effected on any exchange on which the securities are traded, in the over-the-counter market or otherwise.
      Our Series A common stock is listed on the New York Stock Exchange under the symbol “CE”.
      Agents and underwriters may be entitled to indemnification by us and the selling stockholders against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof.
      Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.
      The specific terms of the lock-up provisions in respect of any given offering will be described in the applicable prospectus supplement.
VALIDITY OF THE SECURITIES
      The validity of the securities to be sold hereunder will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York or other counsel who is satisfactory to us. A private investment fund comprised of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related parties and others owns an interest representing less than 1% of the capital commitments of funds affiliated with our largest shareholder, The Blackstone Group.
EXPERTS
      The consolidated balance sheets of Celanese Corporation and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity (deficit), and cash flows for the year ended December 31, 2005 and the nine-month period ended December 31, 2004, and related financial statement schedules, have been incorporated by reference in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of the independent registered public accounting firm covering these consolidated financial statements contains an explanatory paragraph that states that as a result of the acquisition by a subsidiary of Celanese Corporation of 84.3% of the outstanding stock of CAG in a business combination effective April 1, 2004 (a convenience date for the April 6, 2004 acquisition date), the consolidated financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.
      The consolidated statements of operations, shareholders’ equity and cash flows of Celanese AG and subsidiaries for the three-month period ended March 31, 2004 and the year ended December 31, 2003, incorporated by reference in the registration statement in reliance upon the report of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of the independent registered public accounting firm covering these consolidated financial statements contains explanatory paragraphs that state that (a) CAG changed from using the last-in, first-out, or LIFO, method of determining cost of inventories at certain locations to the first-in, first-out or FIFO method and adopted Financial Accounting Standards Board Interpretation No. 46 (Revised), “Consolidation of Variable Interest Entities—an interpretation of ARB No. 51,” effective December 31, 2003, and (b) the independent registered public accounting firm also has reported separately on the consolidated financial statements of CAG for the year ended December 31, 2003 which were presented separately using the euro as the reporting currency.